UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-08097

Valaris Limited*

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Bermuda, Hamilton HM 11

44 (0) 20 7659 4660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.70% Senior Notes due 2021

4.875% Senior Notes due 2022

4.50% Senior Notes due 2024

4.75% Senior Notes due 2024

8.00% Senior Notes due 2024

5.20% Senior Notes due 2025

7.375% Senior Notes due 2025

7.75% Senior Notes due 2026

5.4% Senior Notes due 2042

5.75% Senior Notes due 2044

5.85% Senior Notes due 2044

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.70% Senior Notes due 2021: 0**

4.875% Senior Notes due 2022: 0**

4.50% Senior Notes due 2024: 0**

4.75% Senior Notes due 2024: 0**

8.00% Senior Notes due 2024: 0**

5.20% Senior Notes due 2025: 0**

7.375% Senior Notes due 2025: 0**

7.75% Senior Notes due 2026: 0**

5.4% Senior Notes due 2042: 0**

5.75% Senior Notes due 2044: 0**

5.85% Senior Notes due 2044: 0**

* For the purposes of Rule 15d-5 under the Securities Exchange Act of 1934, as amended, successor registrant to Valaris plc (“Legacy Valaris”).

**As previously reported, on August 19, 2020, Legacy Valaris and certain of its wholly owned direct and indirect subsidiaries (together with Legacy Valaris, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 cases were jointly administered under the caption In re Valaris plc, et al. (the “Chapter 11 Cases”). On February 5, 2021, the Debtors filed the Debtor’s Fourth Amended Joint Chapter 11 Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as amended, modified or supplemented from time to time, the “Plan”) and on March 3, 2021, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On April 30, 2021, the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.

On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, all of the above-mentioned senior notes, and any related guarantees, were eliminated. This Form 15 is being filed for the purpose of suspending Legacy Valaris’s duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Valaris Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VALARIS LIMITED

Date:	April 30, 2021	By:	/s/ Michael T. McGuinty
		Name:	Michael T. McGuinty
		Title:	Senior Vice President and General Counsel